UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                   SCHEDULE 13D

     Under the Securities Exchange Act of 1934
               (Amendment No.  2  )*



              Cliffs Drilling Company
                 (Name of Issuer)


                       Common Stock
          (Title of Class of Securities)

                   18682C100
                  (CUSIP Number)

               Jonathan Green, Esq.
            Appaloosa Management L.P.
            51 John F. Kennedy Parkway
           Short Hills, New Jersey 07078
                   (201) 376-5400
   (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

                   November 15, 1996
       (Date of Event which Requires Filing
                of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Exhibit Index:  Page 6
                 Page 1 of 7 Pages
                   SCHEDULE 13D

CUSIP No. 18682C100              Page 2 of 7 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Appaloosa Management L.P.

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box If Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

          7    Sole Voting Power
      Number of620,000
    Shares
Beneficially   8    Shared Voting Power
      Owned By-0-
    Each
  Reporting    9    Sole Dispositive Power
       Person620,000
    With
               10   Shared Dispositive Power
     -0-

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
     620,000

12   Check Box If the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented By Amount in Row (11)
     10.13%

14   Type of Reporting Person*
     PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!
                   SCHEDULE 13D

CUSIP No. 18682C100              Page 3 of 7 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David A. Tepper

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box If Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

          7    Sole Voting Power
      Number of620,000
    Shares
Beneficially   8    Shared Voting Power
      Owned By-0-
    Each
  Reporting    9    Sole Dispositive Power
       Person620,000
    With
               10   Shared Dispositive Power
     -0-

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
     620,000

12   Check Box If the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented By Amount in Row (11)
     10.13%

14   Type of Reporting Person*
     IN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                   SCHEDULE 13D

     This Amendment No. 2 to the statement on
Schedule 13D filed on behalf of Appaloosa
Management L.P. (the "Manager") and David A. Tepper
("Mr. Tepper" and together with the Manager, collectively, the "Reporting Persons") on May 8,
1996, as amended by Amendment No. 1 filed on October 15, 1996 (the "Schedule 13D"), relates to the common stock of Cliffs Drilling Company (the
"Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The
Schedule 13D is hereby amended and supplemented as follows:



 Item 5.Interest in Securities of the Issuer

     Since the filing of the Schedule 13D, on August 26, 1996, the Accounts sold, in the aggregate, 205,000 Shares in the open market. As a result of these sales and as of November 21, 1996, 367,519 Shares are held by the Partnership, 96,961
Shares are held by Reliance and 155,520 Shares are held by Palomino.

(a) This statement on Schedule 13D relates to 620,000 Shares beneficially owned by the Reporting Persons, which constitute approximately 10.13% of the issued and outstanding Shares.

(b) The Manager has sole voting and dispositive power with respect to 620,000 Shares. Mr.
     Tepper has sole voting and dispositive power with respect to 620,000 Shares.

(c)  Since the filing of Amendment No. 1 to the
     Schedule 13D, the Reporting Persons sold
     Shares on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. All of such sales were made on the open market.

(d)  Not applicable.

  (e)Not applicable.

 Item 7.Material to Be Filed as Exhibits

      Exhibit A:Transactions in Shares Since
Most Recent Filing of Schedule 13D.


                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 1996


     Appaloosa Management L.P.
      By:Appaloosa Partners
Inc.,
     Its General Partner



      By:/s/ David A. Tepper

     David A. Tepper
     President



     David A. Tepper



     /s/ David A. Tepper

                   EXHIBIT INDEX


     ExhibitExhibit Name
     Page



    ATransactions in Shares Since Most
               7
      Recent Filing of Schedule 13D

                      EXHIBIT A
 Transactions in Shares of the Company
   Since Most Recent Filing of Schedule 13D

  Transactions by the Partnership

  Purchase /         Trade  No. of Shares    Price
                                              per
   Sale     Date     Purchased / Sold   Share


      S     11-06-968,620               40.03
                                         9
      S     11-07-9614,865              40.37
                                         5
      S     11-14-966,000               45.00
                                         0
      S     11-14-966,000               45.25
                                         0
      S     11-14-963,000               46.57
                                         5
      S     11-15-966,000               49.00
                                         0
      S     11-18-9643,350              48.87
                                         5
      S11-19-9635,225                        50.22
                                              2


   Transactions by Palomino
  Purchase /         Trade  No. of Shares    Price
                                              per
   Sale     Date     Purchased / Sold   Share

      S     11-06-963,610                         40.03
                                                   9
        S     11-07-966,220               40.375

        S11-14-962,440               45.000

        S11-14-962,440               45.250

        S11-14-961,200               46.575

        S11-15-962,440               49.000

        S11-18-9617,420              48.875





   Transactions by Reliance
  Purchase /         Trade  No. of Shares    Price
                                              per
   Sale     Date     Purchased / Sold   Share

        S     11-06-962,270               40.039

        S11-07-963,915               40.375

        S11-14-961,560               45.000

        S11-14-961,560               45.250

        S11-14-96800                46.575

        S11-15-961,560               49.000

        S11-18-9611,230              48.875

        S11-19-969,125               50.222